SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D
(Amendment No. 3)
Under the Securities Exchange Act of 1934

Dynatronics Corporation
(Name of Issuer)

Common Stock, $no par value
(Title of Class of Securities)

268157
(CUSIP Number)

Stuart M. Essig
174 Nassau Street #320
Princeton, NJ 08542
 (609) 936-2266

(Name, Address and Telephone Number of Person Authorized to Receive Notices
And Communications)

November 29, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for the Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 268157

(1)	Names of Reporting Persons

Stuart M. Essig

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) N/A
(b) ☒

(3)	SEC Use Only ___________________________________________________________________________

(4)	Source of Funds (See Instructions):

PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

N/A

(6)	Citizenship or Place of Organization

U.S.

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power: (8) Shared Voting Power: (9) Sole Dispositive Power: (10) Shared Dispositive Power:	3,882,309 N/A 3,882,309 N/A

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

3,882,309 shares of common stock

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13)	Percent of Class Represented by Amount in Row (11):

35.6% of common stock

(14)	Type of Reporting Person (See instructions):

IN

CUSIP No. 268157

(1)	Names of Reporting Persons

Prettybrook Partners, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) N/A
(b) ☒

(3)	SEC Use Only ___________________________________________________________________________

(4)	Source of Funds (See Instructions):

N/A

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

N/A

(6)	Citizenship or Place of Organization

U.S.

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power: (8) Shared Voting Power: (9) Sole Dispositive Power: (10) Shared Dispositive Power:	N/A N/A N/A N/A

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

N/A

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13)	Percent of Class Represented by Amount in Row (11):

N/A

(14)	Type of Reporting Person (See instructions):

OO

CUSIP No. 268157

(1)	Names of Reporting Persons

Erin Enright

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) N/A
(b) ☒

(3)	SEC Use Only ___________________________________________________________________________

(4)	Source of Funds (See Instructions):

N/A

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

N/A

(6)	Citizenship or Place of Organization

U.S.

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power: (8) Shared Voting Power: (9) Sole Dispositive Power: (10) Shared Dispositive Power:	15,456 625,706 15,456 625,706

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

641,162

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13)	Percent of Class Represented by Amount in Row (11):

7.6%

(14)	Type of Reporting Person (See instructions):

IN

CUSIP No. 268157

(1)	Names of Reporting Persons

Stuart M. Essig 2007 Family Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) N/A
(b) ☒

(3)	SEC Use Only ___________________________________________________________________________

(4)	Source of Funds (See Instructions):

OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

N/A

(6)	Citizenship or Place of Organization

U.S.

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power: (8) Shared Voting Power: (9) Sole Dispositive Power: (10) Shared Dispositive Power:	N/A 625,706 N/A 625,706

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

625,706

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13)	Percent of Class Represented by Amount in Row (11):

7.4%

(14)	Type of Reporting Person (See instructions):

OO

This Amendment No. 3, dated December 1, 2017, amends and supplements the Schedule 13D dated and filed July 10, 2015 (as amended and supplemented to date, the "Schedule 13D") of Stuart M. Essig, Erin Enright, Prettybrook Partners, LLC, and the Stuart M. Essig 2007 Family Trust (the "Trust") relating to the shares of common stock, no par value (the "Common Stock"), of Dynatronics Corporation, a Utah corporation (the "Issuer").  Unless otherwise indicated, all capitalized terms used but not define herein have the meaning ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 to this Schedule 13D is hereby amended to include the following additional paragraphs:

On October 2, 2017, Mr. Essig closed on the purchase of 398,010 shares of the Issuer's new Series C Non-Voting Convertible Preferred Stock (the "Series C Preferred Stock") at a purchase price of $2.50 per share, and warrants to purchase a total of 199,005 shares of the Issuer's common stock (the "Common Stock"), exercisable at $2.75 per share for six years, pursuant to the terms of a Securities Purchase Agreement (the "Series C Purchase Agreement") entered into by the Issuer with certain accredited investors, including Mr. Essig.  The source of the above purchase price was the personal funds of Mr. Essig.  Under the terms of the Series C Purchase Agreement and the corresponding Certificate of Designations, Preferences and Rights of the Series C Preferred Stock (the "Designation"), the issuance of the shares of Common Stock underlying the conversion, payment of dividends and redemption of the Series C Preferred Stock, and the execution of the warrants was made conditional upon obtaining approval of the Issuer's shareholders.  The Series C Purchase Agreement and the Designation further provided for the mandatory conversion of the Series C Preferred Stock to Common Stock upon obtaining such shareholder approval.  On November 29, 2017, the Issuer's shareholders approved the issuance to Mr. Essig of Common Stock underlying the conversion, payment of dividends and redemption of Series C Preferred Stock and the execution of warrants to purchase Common Stock acquired by Mr. Essig under the Series C Purchase Agreement.  Upon obtaining such shareholder approval, the Series C Preferred Stock automatically converted to Common Stock.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a) As of November 29, 2017, (i) Mr. Essig beneficially owned (as that term is defined in Rule 13d-3 promulgated by the SEC) an aggregate of 3,882,309 shares of Common Stock, consisting of 833,304 shares of Common Stock, 880,000 shares of Common Stock underlying Series A Preferred Stock that may be converted by Mr. Essig, 260,000 shares of Common Stock underlying Series B Preferred Stock that may be converted by Mr. Essig, and 1,909,005 shares of Common Stock underlying warrants that may be exercised by Mr. Essig, representing approximately 35.6% of the outstanding Common Stock; (ii) Ms. Enright beneficially owned (as that term is defined in Rule 13d-3 promulgated by the SEC) an aggregate of 641,162 shares of Common Stock, consisting of 69,162 shares of Common Stock, 188,800 shares of Common Stock underlying Series A Preferred Stock that may be converted by Ms. Enright, 40,000 shares of Common Stock underlying Series B Preferred Stock that may be converted by Ms. Enright, and 343,200 shares of Common Stock underlying warrants that may be exercised by Ms. Enright, representing approximately 7.6% of the outstanding Common Stock; and (iii) the Trust beneficially owned (as that term is defined in Rule 13d-3 promulgated by the SEC) an aggregate of 625,706 shares of Common Stock, consisting of 53,706 shares of Common Stock, 188,800 shares of Common Stock underlying Series A Preferred Stock that may be converted by the Trust, 40,000 shares of Common Stock underlying Series B Preferred Stock that may be converted by the Trust, and 343,200 shares of Common Stock underlying warrants that may be exercised by the Trust, representing approximately 7.4% of the outstanding Common Stock. 1

(b) Mr. Essig has sole voting and dispositive power with respect to 3,882,309 shares of the Common Stock.  Ms. Enright has sole voting and dispositive power with respect to 15,456 shares of the Common Stock and shared voting and dispositive power with respect to 625,706 shares of the Common Stock.  The Trust has shared voting and dispositive power with respect to 622,018 shares of the Common Stock.  Ms. Enright is the sole trustee of the Trust.  Prettybrook Partners, LLC does not have sole or shared voting or dispositive power over any of the shares of the Common Stock.

(c) Except as set forth herein, none of the Reporting Persons has effected any transaction in the class of securities reported herein during the past 60 days.  On October 3, 2017, Mr. Essig was issued 20,716 shares of Common Stock as dividends with respect to Series A Preferred Stock purchased by Mr. Essig on June 30, 2015 and 6,121 shares of Common Stock as dividends with respect to Series B Preferred Stock purchased by Mr. Essig on April 3, 2017.  On October 3, 2017, the Trust was issued 4,445 shares of Common Stock as dividends with respect to Series A Preferred Stock purchased by the Trust on December 28, 2016 and 942 shares of Common Stock as dividends with respect to Series B Preferred Stock purchased by the Trust on April 3, 2017.

(d) Not applicable.

(e) Not applicable.

 Item 7. Material to be filed as Exhibits.

1. Securities Purchase Agreement, dated as of September 26, 2017, by and between Dynatronics Corporation and the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 10.3 to Dynatronics Corporation's current report on Form 8-K filed with the Securities and Exchange Commission on September 27, 2017).

2. Certificate of Designations, Preferences and Rights of the Series C Non-Voting Convertible Preferred Stock of Dynatronics Corporation (incorporated by reference to Exhibit 3.1 to Dynatronics Corporation's current report on Form 8-K filed with the Securities and Exchange Commission on September 27, 2017).

3. Joint Filing Agreement of the Reporting Persons dated December 1, 2017.

1 Based upon 7,842,671 shares of issued and outstanding shares of the Issuer's Common Stock as of the date of this filing.  Pursuant to Rule 13d-3 promulgated by the Commission, to compute the applicable Reporting Person's beneficial ownership of shares of the Issuer's Common Stock, any such shares not outstanding which are subject to warrants or conversion privileges are deemed to be outstanding for purposes of computing the percentage of outstanding securities of the class owned by such Reporting Person, but are not deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

SIGNATURE

After reasonable inquiry and to the best of the Reporting Person's knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: December 1, 2017	/s/ Stuart M. Essig
Stuart M. Essig

/s/ Erin Enright
Erin Enright

Prettybrook Partners, LLC

	By:	/s/ Stuart M. Essig
	Its:	Managing Member

Stuart M. Essig 2007 Family Trust

	By:	/s/ Erin Enright
	Its:	Trustee

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D, dated December 1, 2017, relating to the Common Stock, no par value, of Dynatronics Corporation shall be filed on behalf of the undersigned.

Date: December 1, 2017

Stuart M. Essig		Prettybrook Partners, LLC

By:	/s/ Stuart M. Essig	By:	/s/ Stuart M. Essig
		Title:	Managing Member

Erin Enright		Stuart M. Essig 2007 Family Trust

By:	/s/ Erin Enright	By:	/s/ Erin Enright
		Title:	Trustee